EXHIBIT 99.1

MASONITE SHAREHOLDERS APPROVE PROPOSED ACQUISITION BY KKR

Toronto, March 31, 2005. Masonite International Corporation (TSX and NYSE: MHM) announces that its shareholders today approved the proposed plan of arrangement pursuant to which Stile Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. L.P. (KKR), will acquire Masonite for C$42.25 cash per share.

The transaction was approved by 91.9% of the votes cast by shareholders voting at the meeting and by 91.8% of the votes cast by shareholders other than votes in respect of shares held by members of senior management.

A hearing in respect of the Final Order on the plan of arrangement is scheduled for tomorrow, April 1, 2005 at 10:00 a.m. (Toronto time) in the Ontario Superior Court of Justice. Subject to obtaining the Final Order and satisfaction of all conditions to closing, the arrangement is expected to close on April 5, 2005.

Masonite is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 75 facilities in 16 countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The company sells its products to customers in over 50 countries. For more information, visit www.masonite.com.

KKR is one of the world’s oldest and most experienced private equity firms, with offices in New York, Menlo Park, California and London, England. Over the past twenty eight years, KKR has invested in more than 115 transactions with a total value of US$138 billion. For more information, visit www.kkr.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
John F. Ambruz
Executive Vice-President, Strategic Development
Masonite International Corporation
Telephone: (905) 670-6500